November 19, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Ms. Vanessa Robertson, Staff Accountant

Re:	Oncothyreon Inc. Item 4.01 Form 8-K Filed November 15, 2010 File No. 001-33882
Dear Ms. Robertson:
          Oncothyreon Inc. (the “Company”) submits this letter in response to your letter of November 16, 2010 (the “Staff Letter”), which sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filing. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.
Item 4.01. Changes in Registrant’s Certifying Accountant
1.	Please amend the second paragraph to state whether the principal accountant’s report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. Your current disclosure only covers the most recent report.

The Company acknowledges the Staff’s comment and has revised the second paragraph to include the additional disclosure requested by the Staff’s comment. The revised disclosure is included in Amendment No. 1 to the Company’s Current Report on Form 8-K filed on November 19, 2010 (the “Amended 8-K”).

2.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

The Company acknowledges the Staff’s comment and has included an updated Exhibit 16 letter from the former accountant as an exhibit to the Amended 8-K.
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Securities and Exchange Commission
Division of Corporation Finance
November 19, 2010

          The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 801-2100 or Bryan King of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, at (206) 883-2500 with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely, ONCOTHYREON INC.
/s/ Robert L. Kirkman, M.D.
Robert L. Kirkman, M.D.
President and Chief Executive Officer

cc:	Julia M. Eastland
Oncothyreon Inc.

Patrick Schultheis
Effie Toshav
Wilson Sonsini Goodrich & Rosati, Professional Corporation